WATAIRE INTERNATIONAL, INC.



FORM NT 10-K
(Notification that form 10-K will be submitted late)


Filed  06/29/10 for the Period Ending 03/31/10





     Address		3rd Floor, 21900 Burbank Blvd.
			Woodland Hills, CA 91367
     Telephone		877-602-8985
     CIK		0001127007
     Symbol		WTAR
     SIC Code		4941 - Water Supply
     Industry		Misc. Capital Goods
     Sector		Capital Goods
     Fiscal Year	03/31


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number : 000-49955

     Notification Of Late Filing

 (Check One) :  ( X ) Form 10-K	(   ) Form 10-KSB	(   ) Form 20-F
 (   ) Form 11-K   (   ) Form 10-Q    (   ) Form N-SAR

 For the Fiscal Year Ended :   March 31, 2010

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates :

 Part I - Registration Information

WATAIRE INTERNATIONAL, INC.
  Full Name of Registrant

 3rd Floor, 21900 Burbank Blvd, Woodland Hills, California 91367
  Address of Principal Executive Office


 Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

( X ) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

( X ) (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
and

(c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K or 10-KSB, Form 20-F, 11-K, 10-Q, 10-D, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-K for the fiscal year ended March 31, 2010 because its auditors have not yet had an opportunity to complete their review of these financial statements. The Registrant anticipates that it will file its Form 10-K within the fifteen-day grace period provided by the Exchange Act Rule
12b-25.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Robert Rosner			877-602-8985

(Name)				(Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment
Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
filed? If the answer is no, identify report(s).   ( X ) Yes   (   )  No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?    (   )  Yes    ( X )  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WATAIRE INTERNATIONAL, INC.

(Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date : June 29, 2010

By: /s/  Robert Rosner
      -----------------
         Robert Rosner
Chief Executive Officer